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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR 15d-16 under the Securities Exchange Act of 1934

January 15, 2003

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road
Bristol
BS99 7UJ
England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐  No  ☒

Attached to this 6-K is the following item:

Exhibit
1.	Statement regarding investigation
2.	Statement regarding press comment

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date: January 15, 2003	By:	/s/ TREVOR M. WILLIAMS Trevor M. Williams Assistant Company Secretary

Imperial Tobacco Group PLC

        The Company is aware that officers of German Customs Authorities this morning are searching the offices of its Reemtsma subsidiary in Hamburg. The Company understands that the officers are investigating alleged foreign trading and related violations by Reemtsma, prior to ownership by Imperial Tobacco Group PLC. A number of Reemtsma managers, including Mr Manfred Haussler, the Sales and Marketing Director of Imperial Tobacco Group PLC have been charged in connection with this investigation.

        Imperial Tobacco will co-operate fully with the Authorities in their investigation. Until further details emerge the Company is not in a position to comment further.

Imperial Tobacco Group PLC and Reemtsma GmbH

Imperial Tobacco must correct current media reports.

        Neither Mr Manfred Haussler, Sales & Marketing Director of Imperial Tobacco PLC, nor any other employee of either Reemtsma GmbH or Imperial Tobacco has been arrested in connection with the investigation launched in Germany today by German Customs Authorities concerning alleged trading violations or breach of UN sanctions against Iraq.

        Imperial Tobacco would also like to confirm that it does not sell cigarettes to Iraq, either directly or indirectly, nor has Mr Haussler been implicated in the sale of cigarettes to Iraq.

        As stated in the Company's announcement (RNS Number 1345G) dated 14 January 2003, the Company is aware that officers of German Customs Authorities are investigating alleged foreign trading and related violations by Reemtsma, prior to ownership by Imperial Tobacco Group PLC.

        Imperial Tobacco will co-operate fully with the Authorities in their investigation.

        The Company cannot make any further comment until further details are available.

14 January 2003: 1910

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SIGNATURES
Imperial Tobacco Group PLC
Imperial Tobacco Group PLC and Reemtsma GmbH